EXHIBIT 11

                       SBI COMMUNICATIONS, INC.
               COMPUTATION OF EARNINGS PER COMMON SHARE
                   FOR THE NINE MONTHS ENDED
                  SEPTEMBER 30 , 1998 AND 1999

                                            Nine Months       Nine Months
                                              Ended            Ended
                                           Sept. 30, 1998     Sept. 30, 1999
                                            --------------   --------------
Shares outstanding:                           5,570,439        5,570,439
Weighted average shares outstanding           5,570,439        5,570,439
Net loss                                   $   (280,209)    $   (280,209)
Preferred Dividend                                --               --
                                           --------------   --------------
Total                                          (280,209)        (280,209)
Net loss per share                         $      (0.05)   $       (0.05)







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